SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month ___________________________________

DIAMONDWORKS LTD.
_________________________________________________________________________________________________
(Translation of Registrant's Name Into English)

24 Johnson Street, 1st Floor, The Oaks, Riverwoods Office Park, Bedfordview 2007, South Africa
_________________________________________________________________________________________________
(Address of Principal Executive Offices)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F     X     Form 40-F _____

           (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes _____ No     X

           (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

DIAMONDWORKS LTD. ANNOUNCES THIRD QUARTER EARNINGS
OF US $0.05 PER SHARE

TSX: DMW	For Immediate Release

VANCOUVER, BC October 30, 2002 – DiamondWorks Ltd. (the “Company”) is pleased to announce its unaudited financial results for the third quarter and nine months ended August 31, 2002. The substantial improvement of results over comparative periods reflects the consolidation of the financial results of its recently acquired subsidiary Otterbea International (Proprietary) Limited ("Otterbea"). The Company owns 80.1% of Otterbea. All figures are stated in US dollars.

Net income for the third quarter ended August 31, 2002 after adjustments for non-controlling interests was $3,033,809 or $0.05 per share compared to a net loss of $859,152 or ($0.02) per share for the third quarter ended August 31, 2001. The increase was attributable almost entirely to an increase in sales. Net income for the nine month period ended August 31, 2002 after adjustments for non-controlling interests was $2,128,605 or $0.04 per share compared to a loss of $2,776,703 or ($0.05) per share for the nine month period ended August 31, 2001.

Revenues for the third quarter and nine month period ended August 31, 2002 were $32,761,783 compared to nil revenues for the third quarter and nine month period ended August 31, 2001. The improved third quarter and nine month revenues were driven by the trading activities of Otterbea and in particular the activities under the exclusive contact with the government of Zambia to manage the importation, refinement and selling of petroleum products in Zambia.

As at August 31, 2002 the Company's balance of cash and cash equivalents increased to $251,102 from $24,819 as at November 30, 2001. The Company's working capital deficit decreased to $7,595,614 at August 31, 2002 from $10,698,356 as of November 30, 2001. Working capital included an increase in short term loans from Lyndhurst Limited to $2,979,502 from $1,787,925 at November 30, 2001.

Mr. Tony Teixeira, Chief Executive Officer of the Company sta ted: "The substantial improvement in the financial condition of the Company is due to the trading and logistical support activities of its newly acquired subsidiary, Otterbea International. We acquired Otterbea with the expectation that it would provide logistical advantages and expertise for the Company's mining activities in Africa as well as provide early, positive cash flow to the Company. These initial, positive financial results serve to confirm our rationale for the acquisition of Otterbea."

"We expect our revenue performance to continue for the remainder of the year and are pursuing additional contracts with other countries similar to the oil management contract in place with Zambia to enhance Otterbea's performance in 2003. Our strategy will be to utilize the cash flow derived from Otterbea's trading activities to fund the development and production of diamonds from our substantial mineral property interests in Sierra Leone, Angola and Central African Republic. We are pleased with the initial results of the implementation of our strategy and look forward to the continued profitability of the Company and the related increase in shareholder value."

1311 Howe Street, Vancouver, BC V6Z 2P3
Telephone: (604) 691-1793 • Fax: (604) 691-1794

DiamondWorks is a mining and mineral exploration company engaged in the acquisition, exploration, development and mining of diamond and other mineral properties. The Company's principal mineral properties are located in Sierra Leone, Angola and Central African Republic. The Company's 80.1% subsidiary Otterbea International (Proprietary) Limited specializes in commodities trading and procurement and logistics for the mining industry in Africa.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

For further information, please contact:

	Vancouver:	J. Scott Drever
		Telephone:		(604) 691-1793
		Fax:		(604) 691-1794
		Email:		info@diamondworks.com
or

	Johannesburg:			Jimmy Kanakakis
		Telephone:	+	27-11-454-3099
		Fax:	+	27-11-454-1674
		Email:		tash@diamondworks.co.za

1311 Howe Street, Vancouver, BC V6Z 2P3
Telephone: (604) 691-1793 • Fax: (604) 691-1794

DIAMONDWORKS LTD.	Page 1

CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31, 2002 AND NOVEMBER 30, 2001
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

	August 31,	November 30,
ASSETS	2002	2001

	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$251,102	$24,819
Accounts receivable	41,435,665	354,594
Inventories	493,443	-

	42,180,210	379,413
MINERAL PROPERTIES	36,547,727	36,149,208
FIXED ASSETS	213,916	212,805

	$78,941,853	$36,741,426

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$43,326,867	$6,770,324
Current portion of notes payable	2,680,259	2,519,520
Short-term loan - Lyndhurst Limited	2,979,502	1,787,925
- Magma Diamond Resources Limited	789,196	-

	49,775,824	11,077,769
Future income tax liabilities	6,995,959	6,995,959
Non-controlling interest	1,269,829	-

	58,041,612	18,073,728

SHAREHOLDERS' EQUITY
Share capital
Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value
Issued:
59,689,465 common shares	6,317,780	6,213,842
Contributed surplus	21,059,699	21,059,699
Deficit	(6,477,238)	(8,605,843)

	20,900,241	18,667,698

	$78,941,853	$36,741,426

DIAMONDWORKS LTD.	Page 2
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND NINE MONTHS ENDED AUGUST 31, 2002 AND 2001
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

	Three months ended August 31,		Nine months ended August 31,
	2002	2001	2002	2001

		(Note 4)		(Note 4)
REVENUE
Trade sales	$32,761,783	$-	$32,761,783	$-

EXPENSES
Cost of sales - trade	28,323,180	-	28,323,180	-
Depletion, depreciation and amortization	10,681	231,166	32,043	683,759
Exploration and project support costs	-	154,282	165,165	170,948
General and administrative	525,710	284,537	1,021,165	1,553,038

	28,859,571	669,985	29,541,553	2,407,745

OTHER (INCOME)/EXPENSES
Foreign exchange gain	(89,449)	-	(89,449)	-
Interest income	(120,158)	(86)	(120,272)	(207)
Interest and financing costs	236,683	189,253	460,019	369,165

	27,076	189,167	250,298	368,958

INCOME/(LOSS) - before non-controlling interest	3,875,136	(859,152)	2,969,932	(2,776,703)
Non-controlling interest	(841,327)	-	(841,327)	-

NET INCOME/(LOSS) FOR THE PERIOD	$3,033,809	$(859,152)	$2,128,605	$(2,776,703)

DEFICIT, BEGINNING OF PERIOD			(8,605,843)	(867,409)

DEFICIT, END OF PERIOD			$(6,477,238)	$(3,644,112)

BASIC AND DILUTED INCOME/(LOSS) PER SHARE	$0.05	$(0.02)	$0.04	$(0.05)

DIAMONDWORKS LTD.	Page 3
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED AUGUST 31, 2002 AND 2001
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

	Three months ended August 31,		Nine months ended August 31,
	2002	2001	2002	2001

OPERATING ACTIVITIES
Net income/(loss)	$3,033,809	$(859,152)	2,128,605	$(2,776,703)
Items not requiring use of cash:
Depletion, depreciation and amortization	10,681	231,166	32,043	683,759
Non-controlling interest	841,327	-	841,327	-
Changes in non-cash working capital items	(2,694,900)	(55,630)	(4,756,465)	(1,187,464)

Cash flows (used in) provided by activities	1,190,917	(683,616)	(1,754,490)	(3,280,408)

INVESTING ACTIVITIES
Cash acquired on acquisition of subsidiary	(1,794,561)	-	(1,794,561)	-
Exploration and development projects	(398,519)	-	(398,519)	-
Plant and equipment	(33,154)	-	(33,154)	-

Cash flows (used in) investing activities	(2,226,234)	-	(2,226,234)	-

FINANCING ACTIVITIES
Short-term loan - Magma Diamond Resources Limited	789,196	-	789,196	-
Short-term loan - Lyndhurst Limited	460,364	630,028	1,191,577	1,166,853

	1,249,560	630,028	1,980,773	1,166,853

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	214,243	(53,588)	226,283	(2,113,555)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,859	251,085	24,819	2,311,052

CASH AND CASH EQUIVALENTS, END OF PERIOD	$251,102	$197,497	$251,102	$197,497

DIAMONDWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE QUARTERLY REPORT
AS AT AUGUST 31, 2002
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

1.	Basis of Presentation

These interim financial statements do not contain all the financial information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent published annual financial statements of the Company as at and for the year ended November 30, 2001. The accounting policies are set out in Note 2 of those financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2.	Acquisition of Otterbea

The Company on June 28, 2002 acquired 80.1% of the outstanding shares of Otterbea International (Pty) Ltd from Sir Trading SA (Pty) Ltd., a company controlled by a director and officer of the company by the issue of 7,209,000 common shares.

For corporate advisory services rendered in connection with this transaction, the company also issued 360,450 common shares to an arm's length party.

The transaction has been accounted for as a related party transaction in the financial statements.

The transaction has been measured at the carrying amount because there was no independent evidence of the exchange amount. The carrying amount is therefore based on the amount paid by the related party for the shares of Otterbea plus the fair value of the shares issued for corporate advisory services.

The net assets acquired were as follows:

Current Assets	$10,370,705
Current liabilities	(9,838,265)
Non-controlling interests	(428,502)

Consideration	$103,938

The financial position, results of operations and cash flows as at and for the period ended August 31, 2002 and include those of Otterbea for the period July and August, 2002. All inter-company transactions have been eliminated on consolidation.

3.	Share Capital
	(a)	Details of common shares outstanding are as follows:
	Number of	Amount
	shares
Balance, November 30, 2001	52,120,015	$6,213,842
Shares issued to acquire Otterbea	7,569,450	103,938

Balance, August 31, 2002	59,689,465	$6,317,780

(b)	At November 30, 2001, there were options outstanding to acquire 8,050 common shares. Subsequent to that date, those options were cancelled.

(c)	The Company has outstanding new options to acquire an aggregate of 2,300,000 common shares at Cdn. $0.80 per share until July 5, 2006 under its Employees' and Directors' Equity Incentive Plan.

(d)	At August 31, 2002 and November 30, 2001, the Company had outstanding 376,573 warrants to purchase 376,573 common shares at Cdn.$1.10 per share. These warrants expire on October 17, 2005.

4.	Magma Joint Venture
A joint venture agreement has been entered into with Magma Diamond Resources Ltd to establish a 50/50 operating joint venture in respect of the Company's 60% interest in the Koidu Kimberlite project located in Sierra Leone.

In the terms of the joint venture, Magma will earn its interest by paying the Company $1.2 million in cash to be spent exclusively on the Koidu Kimberlite project and by procuring by no later than December 31, 2002, a further $5 million of project financing on reasonable commercial terms in order to bring the Koidu project to a stage of initial commercial production. The Company will act as the operator of the joint venture.

At August, 31 2002 Magma Diamond Resources Limited had not completed its due diligence. The amount advanced persuant to the agreement of $789,196 has been disclosed as a loan from Magma Diamond Resources Limited.

DIAMONDWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE QUARTERLY REPORT
AS AT AUGUST 31, 2002
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

5.	Segmented Information
The Company operates in (i) the recovery and sale of gem quality diamonds from its property interests located in Africa and (ii) as a trader in commodities throughout Africa, specialising in mining logistics which includes sales of crude and refined oil and maize. The Company's revenue is earned in and its capital assets are situated in Africa.

	Three months ended August 31,		Nine months ended August 31,
	2002	2001	2002	2001

Revenue
Trading revenue	$32,761,783	$-	$32,761,783	$-

Interest Income
Trading	120,158	-	120,158	-
Corporate	-	86	114	207

	120,158	86	120,272	207

Amortization
Diamonds	(10,681)	(231,166)	(32,043)	(683,759)

Interest and financing costs
Trading	(109,724)	-	(109,724)	-
Corporate	(126,959)	(189,253)	(350,295)	(369,165)

	(236,683)	(189,253)	(460,019)	(369,165)

Segmented income (loss)
Trading	3,386,445	-	3,386,445	-
Diamonds	(225,677)	(669,985)	(1,007,542)	-
Corporate	(126,959)	(189,167)	(250,298)	(368,958)

	3,033,809	(859,152)	2,128,605	(368,958)

Segmented capital expenditure
Trading	11,570	-	11,570	-
Diamonds	420,103	-	420,103	-

	$431,673	$-	$431,673	$-

	August 31	November 30
	2002	2001

Segmented capital assets
Trading	41,395,939	-
Diamonds	37,545,914	36,741,426

	$78,941,853	$36,741,426

DIAMONDWORKS LTD.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION, RESULTS OF OPERATIONS AND RECENT DEVELOPMENTS
AS AT AUGUST 31, 2002.

The following discussion should be read in conjunction with the unaudited consolidated financial statements of DiamondWorks Ltd. (the “Company”) as at August 31, 2002 and the Annual Report for the year ended November 30, 2001. The unaudited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts are stated in United States dollars.

Forward Looking Statements

This Management Discussion and Analysis contains “forward looking statements” that express expectations of future events or results. All statements based on future expectations rather than historical facts are forward looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. The factors that could cause actual results to differ materially from those indicated in this report include political and security related concerns adversely impacting the Company’s ability to safely conduct its operations in certain developing countries, changes in prevailing prices of diamonds and certain commodities and unforeseen difficulties in logistical operations.

Overview

The Company is engaged in the acquisition, exploration, development and mining of diamond properties and providing logistics to the mining industry as well as the procurement and trading of certain commodities.

During the period, the Company's mining activities have been focussed on the re-establishment of production of diamonds from its Koidu kimberlite diamond project in Sierra Leone and the importation, refinement and selling of petroleum products in Zambia through its exclusive petroleum supply contract with the Zambian Government.

RESULTS OF OPERATIONS

Three months and nine months ended August 31, 2002

During the reporting periods, the Company recorded significant improvements in revenues, earnings, cash flow from operations and its working capital position. The substantial improvement of financial results over comparative periods reflects the consolidation of the financial results of its recently acquired (80.1%) subsidiary, Otterbea International (Proprietary) Limited ("Otterbea").

Revenues for the third quarter and nine month period ended August 31, 2002 were $32,761,783 compared to nil revenue for the third quarter and nine month period ended August 31, 2001. The impr oved third quarter and nine month revenues were driven by the trading activities of Otterbea and in particular the activities under the exclusive contract with the government of Zambia to manage the importation, refinement and selling of petroleum products in Zambia.

Net income for the third quarter ended August 31, 2002 after adjustments for non-controlling interests was $3,033,809 or $0.05 per share compared to a net loss of $859,152 or ($0.02) per share for the third quarter ended August 31, 2001. Net income for the nine month period ended August 31, 2002 after adjustments for non-controlling interests was $2,128,605 or $0.04 per share compared to a loss of $2,776,703 or ($0.05) per share for the nine month period ended August 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2002 the Company's cash and cash equivalents increased to $251,102 from $24,819 as at November 30, 2001. The Company's working capital deficit decreased to $7,595,614 at August 31, 2002 from $10,698,356 as of November 30, 2001.The working capital deficit includes an increase in short term loans from Lyndhurst Limited to $2,979,502 at August

F:\DIAMONDWORKS\orig1 \2002q3.doc

31, 2002 from $1,787,935 at November 30, 2001 and funds of $789,196 advanced by Magma Diamond Resources Limited under the terms of the Koidu Joint Venture Agreement (see description below). The Company’s working capital position is expected to further improve as Otterbea’s revenues increase under the terms of its crude oil supply contract with Zambia.

The joint venture in Sierra Leone has provided the Company with the start up capital to prepay all the charges for diamond concessions and provide the seed capital for all the initial costs. The ability of the Company to continue as a going concern is dependent on availability of cash flow from its Otterbea interest, funds advanced under the Koidu Joint Venture and the availability of additional funding from Lyndhurst Limited.

OPERATIONAL ACTIVITIES

Diamond Project Activities

Sierra Leone - Koidu Kimberlite Diamond Project

Throughout the period of political unrest in Sierra Leone, the Company retained its economic interest in the Koidu Project and certain other diamond properties. Following a formal declaration of the end of the conflict, the Company re-established a representative office in Freetown and appointed a country manager with specific responsibilities for the Koidu Kimberlite Diamond Project (Koidu) and other Company diamond projects in Sierra Leone.

In order to facilitate the progress of the project, the Company entered into a Joint Venture Agreement with Magma Diamond Resources Ltd (Magma) with respect to Koidu. As at August 31, 2002 Magma had advanced a total of $789,196. Under the terms of the Joint Venture, Magma may earn one-half of the Company’s 60% economic interest in Koidu by paying the Company $1.2 million in cash to be expended exclusively on Koidu and by procuring no later than December 31, 2002 a further $5 million of project financing on reasonable commercial terms in order to bring the project to a stage of commercial production. The Company is the operator of the Joint Venture.

Angola and Central African Republic

The Company holds interests in various mineral properties in Angola and the Central African Republic. The Company's operations in these countries are currently on hold due to tenuous security situations there. The Company will maintain its properties in Angola and Central African Republic in the interim and will make reasonable endeavours to normalize operations in these countries and will resume operations there when local conditions are stabilized.

Trading and Logistic Activities

In June 2002 the Company completed its acquisition of Otterbea, a South African company specializing in procurement and logistics in the African continent. The Company made this acquisition with the expectation that Otterbea would provide logistical advantages and expertise for the Company's mining operations in Africa and would provide early positive cash flow to the Company from which it would be able to further develop its diamond assets.

During the period, Otterbea secured an exclusive contract to supply petroleum to Zambia which involves the management of the importation, refinement and selling of petroleum products on an exclusive basis. In connection with this mandate, Otterbea has, through its wholly owned subsidiary Trans Sahara Trading Limited (TST) secured a one year $65 million revolving crude oil import credit facility from ABSA Bank Limited (ABSA) a major South African Bank. The ABSA credit facility may be utilised up to eight times per year, for a total annual availability of about $425 million.

In July 2002 the Company announced it had completed the loading of the first 90,000 metric tonnes of crude oil to Zambia and that ABSA had advanced funds against the final settlement amounts. It is anticipated that transactions of similar size will occur approximately every 60 to 90 days.

F:\DIAMONDWORKS\orig1 \2002q3.doc

OUTLOOK

It is the view of the Company's current management that much of the success or failure of a mining enterprise in many parts of Africa will be determined by the ability to provide equipment, materials, supplies and logistical support at highly competitive rates. Management believes that Otterbea's procurement and logistics operations will ultimately increase the Company's profitability of its own operations in Africa and give it strategic advantages in competing for new development opportunities. Otterbea is now providing positive cash flow to the Company, which will enable the Company to accelerate the development of its current projects and to consider additional opportunities in mining throughout Africa.

At August 31, 2002, the Company still had a substantial working capital deficit and had not been able to reduce its debt burden. It has, however, achieved its objective of profitable operations. During this reporting period, the Company has relied on the continued support of Lyndhurst Limited and the Company’s creditors to fund a portion of capital and operating expenses. With the Company's recent joint venture of the Koidu project and acquisition of the Otterbea interest, the Company anticipates that its ongoing cash flow requirements will be addressed.

Resource exploration, development and mining are speculative businesses, marked by significant risks. DiamondWorks in particular, given the location of some of its mineral assets, is susceptible to conflict, logistics, government regulations, allowable production, importing and exporting of minerals and environmental protection laws, the combination of which may result in less than adequate return on invested capital. Other risks specific to the Company’s operations would include political and regulatory instability and the protection of the assets and risks associated with rights to title of the Company’s mineral property investments, all of which have a direct impact on the Company’s ability to raise capital.

The future of the Company relies on the ability to find viable mining projects in stable locations and obtain funding, whether by way of joint ventures, additional equity or debt financing. Assurance cannot be given that the funding requirements will be available, which in turn may have the effect of the Company being unable to carry on with envisaged developments, fulfil its obligations in terms of agreements and obtain the necessary licences and permits. Certain assets written-off in the past, in terms of Canadian GAAP, cannot now be re-instated in value and should the funding of future ventures not be found, additional write off of assets will result in a further reduction of the net assets in the balance sheet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMONDWORKS LTD.

(Registrant)

Date	November 13, 2002	/s/ Bernard G. Poznanski
Corporate Secretary